SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on October 01, 2015.

By letter dated  October 01, 2015 the Company’s Board of Directors call to an Ordinary and Extraordinary Shareholders’ Meeting to be held on October 30, 2015, at 2:00 p.m., outside the Company’s registered office, at Bolívar 108 1st Floor, City of Buenos Aires, to discuss the following agenda:

1. Appointment of two shareholders to sign the meetings’ minutes.

2. Consideration of documents contemplated in section 234, paragraph 1, of the Argentine Companies Law No. 19,550 for the fiscal year ended June 30, 2015.

3. Reinstatement of the “Legal Reserve” account. Treatment of allocation of the “Additional Paid-In Capital” account. Consideration of Reclassification of Reserves.

4. Consideration of net income for the fiscal year ended June 30, 2015 for $114,009 thousand. Consideration of payment of a cash dividend for up to $88,100 thousand.

5.  Consideration of allocation of treasury shares. Delegation of powers.

6. Consideration of Board of Directors’ performance.

7. Consideration of Supervisory Committee’s performance.

8. Consideration of compensation payable to the Board of Directors for $14,310,941 (total compensation) for the fiscal year ended June 30, 2015 which amount exceeds by $3,039,683 the limit of TWENTY-FIVE PERCENT (25%) of the earnings recorded in accordance with Section 261 of Law No. 19,550 and the Rules issued by the Argentine Securities Commission, given the proposed distribution of 100% of the earnings as dividends. Delegation on the Board of Directors of powers to approve the Audit Committee’s budget.

9. Consideration of compensation payable to the Supervisory Committee for the fiscal year ended June 30, 2015.

10. Determination of the number and election of Regular Directors and Alternate Directors, as applicable.

11. Appointment of Regular and Alternate Members of the Supervisory Committee.

12. Appointment of Certifying Accountant for the next fiscal year and determination of its compensation. Delegation of powers.

13. Updating of report on Shared Services Agreement.

14. Treatment of amounts paid as personal assets tax levied on the shareholders.

15. Consideration of increase of the amount of the Global Note Program for a maximum outstanding amount of up to US$ 300,000,000 (three hundred million dollars) (or its equivalent in other currencies) the creation of which was approved by the shareholders’ meeting dated October 31, 2012 (the “Program”) by an additional amount of up to US$ 200,000,000 (two hundred million Dollars) (or its equivalent in other currencies).

16. Consideration of: (i) delegation to the Board of Directors of the broadest powers to implement the increase and/or reduction in the Program amount; (ii) renewal of the Board of Directors’ powers to (a) approve, enter into, deliver and/or execute any agreement, contract, document, instrument and/or security related to the Program and/or the issuance of the various series and/or tranches of notes thereunder; (b) apply for and process before the Argentine Securities Commission the authorization for the public offering of such notes; (c) if applicable, apply for and process before any authorized securities exchange or market of Argentina and/or abroad the authorization for listing and trading of such notes; and (d) carry out any acts, dealings, filings and/or proceedings related to the Program and/or the increase in its amount and/or the issuance of the various series and/or tranches of notes thereunder; and (iii) authorization for the Board of Directors to subdelegate the powers and authorizations referred to in items (i) and (ii) above to one or more of its members.

Note: The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA which should be submitted for deposit at Florida 537 Floor 18, City of Buenos Aires from 9:30 am to 6:00 pm no later than October 26, 2015. Pursuant to Section 22, Chapter II, Title II of the CNV Rules (2013 revision) upon registration for attending the meeting, the shareholders shall provide the following data: first and last name or full corporate name; identity document type and number in the case of physical persons, or registration data in the case of artificial persons, specifying the Register where they are recorded and their jurisdiction and domicile, and indicating their nature. Identical data shall be furnished by each person who attends the Shareholders’ Meeting as representative of any shareholder. Moreover, the Shareholders are reminded that pursuant to the provisions of Section 24, Chapter II, Title II of the CNV Rules, (2013 revision) if the shareholders were companies organized abroad under any form or pattern, upon registering for attending the shareholders’ meeting they shall identify the final beneficial holders of the shares of stock of the foreign company and the number of shares that will be voted. The representative appointed to make the voting at the Shareholders’ Meeting shall be registered in accordance with Section 118 or 123 of the Argentine Companies Law. An acknowledgement of admission to the Shareholders’ Meeting shall be furnished. Upon considering items 3, 5, 13 and 14, the Shareholders’ Meeting shall hold session in the nature of an extraordinary meeting which shall require that quorum be 60%. Eduardo Sergio Elsztain, Chairman.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

October 1, 2015	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets